Exhibit 99.4

August 12, 2015

Distribution: Senior Leaders and Managers

Dear Colleagues:

Earlier this morning, FIS issued a news release announcing that we have signed a definitive agreement to acquire SunGard, a financial services leader in banking, capital markets and asset management solutions. This is a tremendous milestone bringing together two great technology companies with similar business models, complementary solution portfolios and highly talented employees that are dedicated to serving the financial services industry. Combined, our focus will be on servicing global, regional and community financial institutions as well as private equity, asset managers and insurance companies.

Through this combination, FIS will be uniquely positioned to offer clients a broad range of solutions for enterprise banking, capital markets, asset management, risk and compliance, treasury and insurance. SunGard’s solutions portfolio is very complementary to our existing offerings. After the close, the addition of SunGard will bring new solutions and services that will enhance our current offerings including treasury, risk management, asset management, derivatives, trading and insurance.

The combined company will be headquartered in Jacksonville, Fla. and I will serve as president and CEO. We will operate under the FIS name.

This is the most significant announcement we have made since our acquisition of Metavante in 2009 and we expect it to create interest and excitement in the industry, with our clients and amongst our employees. As leaders within our organization, we want to make sure you are well prepared to address questions today and in the weeks to come.

Attached is the communications package we have prepared to help you facilitate these conversations. This package includes:

•	News release copy

•	All employee announcement that will be distributed to our global employee base today at 7:15 a.m. ET.

•	Employee FAQs

•	Client messaging package including client letter, call script and talking points

In addition to these materials, I encourage you to attend a conference call at 12:30 p.m. ET today whereby I will share with you the strategic rationale behind this acquisition and your role in communicating it to your clients and employees. A calendar invite with the teleconference details will be sent to you this morning. If you do not receive an invitation, you can contact fis.corporate.communications@fisglobal.com to request the dial in details.

When you have conversations about this announcement, you must adhere to the messaging provided in this package. Communicating anything outside the approved messaging may be considered gun jumping, which could delay the closing of the transaction.

It is also important to remember that we have signed an agreement to acquire SunGard and that the transaction is not yet closed. The acquisition is subject to regulatory approvals and contractual closing conditions. We expect to close during the fourth quarter. Until then, we will continue to operate as separate companies and it is business as usual for both organizations. You should not reach out to anyone at SunGard unless you are specifically requested to do so.

Most importantly, we must remain focused on serving the needs of our clients. As leaders within the organization, I need your help in keeping our employees laser focused on the business at hand and delivering third and fourth quarter results. We cannot allow our sales momentum to slow nor can we allow ourselves to be distracted by this exciting combination.

I am privileged to lead what I truly believe to be the greatest company in our industry. Because of you and the hard work of your teams to drive our clients’ business forward each and every day, we are well positioned to take this significant step in empowering the financial world. Thank you for making this possible.

Regards,

Forward-looking Statements

This letter may contain statements, estimates or projections that constitute “forward-looking statements” pursuant to the safe harbor provisions of the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from FIS’s historical experience and our present expectations or projections. These risks include, but are not limited to, changes in general economic, business and political conditions, developmental and conversion delays or disruptions inherent with new software products and technology, and risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in or new laws or regulations affecting the banking, retail and financial services industries, the risk that the transaction described herein will not be completed or will not provide the expected benefits, or that we will not be able to achieve the synergies anticipated, changes in the growth rates of the markets for our solutions, and other risks detailed in our filings with the Securities and Exchange Commission (“SEC”), including the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2014, and subsequent SEC filings. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FIS undertakes no obligation to publicly update or revise any forward-looking statements.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. Stockholders of SunGard are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.